Exhibit 99.5

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion in the Provident Energy Trust's Annual Report on Form 40-F for the year ended December 31, 2007 of our report dated March 18, 2008, on the consolidated balance sheets of Provident Energy Trust as at December 31, 2007 and 2006 and the consolidated statements of operations and accumulated income, comprehensive income and accumulated other comprehensive income and cash flows for the years ended December 31, 2007 and December 31, 2006 and the effectiveness of internal control over financial reporting of the Trust as of December 31, 2007.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta
March 18, 2008